UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 31, 2018

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

California	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class B Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9.     Other Events.

Effective June 1, 2018, HYLETE, Inc. (“HYLETE” or the “Company”) completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (the “Seller”), pursuant to an Asset Purchase Agreement dated May 31, 2018 (the “Purchase Agreement”) between HYLETE and the Seller. Subject to satisfaction of certain closing conditions, HYLETE agreed to purchase substantially all of the Seller’s assets and assume certain of the Seller’s liabilities, each as specifically set forth in the Purchase Agreement. The Seller is a manufacturer of women’s workout clothing and fitness apparel.

The aggregate consideration paid to Seller was 789,875 shares of HYLETE’s Class B Common Stock, equal to approximately $987,344, and $30,000 in cash.

To facilitate this transaction, Steelpoint Co-Investment Fund, a shareholder of HYLETE, over which one of the Company’s directors exercises voting control, extended a bridge loan to the Company in the principal amount of $400,000 (the “Bridge Note”). The Bridge Note bears cash interest at 1.5% per month, paid monthly, and has a maturity date of May 31, 2020.

The descriptions of the Purchase Agreement and the Bridge Note are qualified in their entirety by reference to Exhibits 6.1 and 6.2.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By: /s/ Ronald Wilson
Ronald Wilson, Chief Executive Officer
HYLETE, Inc.

Date: June 8, 2018

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Exhibit Index

Exhibit No.	Description

6.1	Asset Purchase Agreement, dated May 31, 2018, between GRACEDEBYGRIT, Inc. and Hylete, Inc.
6.2	Promissory Note – Bridge Note, dated May 31, 2018, of Hylete, Inc., as Maker, and Steelpoint Co-Investment Fund, as Payee